Form 10-K, Exhibit 13
period 1996-06-30
CAMBRIDGE SOUNDWORKS INC
filed 1996-09-30
CIK 919234

                                                        Exhibit 13


            CAMBRIDGE SOUNDWORKS, INC. ANNUAL REPORT 1996

To Our Stockholders:


Fiscal 1996 was a year of record sales for Cambridge SoundWorks. Our sales increase of 62% was in part the result of the fact that we added new stores and a new warehouse facility which should continue to contribute to future sales growth. Other initiatives in our ongoing program to expand sales include completion of the first year in our relationships with Best Buy Company and AEI Music, development of a new promotional product distribution program, and new foreign distributors. Marketing relationships with IBM and Cyrix Computer also added to 1996 sales and, more importantly, further established the Cambridge SoundWorks brand on the national and international level. 1996 was also a record year for new product introductions, with seven new speaker models introduced at a New York press conference in May. With these new models, in conjunction with our existing lines, Cambridge SoundWorks now covers all the major segments of the home hi fi speaker market.

RECORD SALES.
Net sales for fiscal 1996 increased 62% to $43.585 million compared to $26.928 million for the same twelve month period last year. Net income for the year was $250,835, or $.09 per share, compared to a net loss of $771,418, or $.27 per share a year ago.

NEW STORES.
In fiscal 1996, we opened six new Factory-Direct stores, located in Harvard Square, Cambridge, MA; the Emerald Square Mall in North Attleboro, MA; the Square One Mall in Saugus, MA; the Mall of New Hampshire in Manchester, NH; the Mall at Rockingham Park, Salem, NH; and the Stonestown Galleria in San Francisco, CA. At the close of fiscal 1996 we had a total of 23 locations.

In addition, we have recently opened new Factory-Direct stores in the West Farms Mall in Hartford, CT; the Solomon Pond Mall in Marlboro, MA; the Maine Mall in South Portland, ME; the Stoneridge Mall in Pleasanton, CA; and the Great Mall in Milpitas, CA. We have also moved four stores to better locations. Stores being relocated include the Concord, CA stand-alone store moving to the Sun Valley Mall in Concord, CA; the downtown San Francisco store on Van Ness moving one block to a much larger (4,000 sq. ft.), more visible location; the Danvers, MA stand-alone store moving to the North Shore Mall in Peabody, MA; and the Burlington, MA stand-alone store moving to the Burlington Mall, Burlington, MA.

Our store strategy is based on the success of Cambridge SoundWorks' current mall and high-traffic locations. These stores focus on home stereo and home theater products, presenting them in a simple, uncluttered layout that emphasizes both the quality of the products as well as factory-direct savings.

NEW WAREHOUSE FACILITY.
To keep pace with the growth of our sales, in early fiscal 1996, we moved our main warehouse to a 99,000 sq. ft. facility in Westwood, MA.

NEW PRODUCTS.
At a May press conference in New York, we introduced more new products in 1996 than in any other year in our history.


                                       [PHOTO]
             Our new TOWER, TOWER II, TOWER III and CENTERSTAGE speakers.

Our TOWER-TM- ($1,499 pr.), TOWER II ($999 pr.) and TOWER III ($599 pr.) floor-standing speakers expand our marketing efforts into a very significant price cat-egory previously unexplored by the company. Our CENTERSTAGE-TM- speaker ($349) is a high-output model designed to match our TOWER series speakers. CENTER CHANNEL II ($159) is a new low-profile speaker similar to our popular CENTER CHANNEL PLUS. Both of these center speakers broaden our presence in the burgeoning home theater field. MICROWORKS-TM- ($349) is a high-power, high-output amplified subwoofer/satellite speaker system for use with multimedia computers or in stand-alone music systems. And POWERED SUBWOOFER III ($249) rounds out our highly acclaimed line of amplified subwoofers. These products will appear on our store shelves and in our catalog starting in mid September. We expect significant revenue contributions from them in fiscal 1997.

BEST BUY COMPANY.
We completed the first year of our relationship with Best Buy

                              CAMBRIDGE SOUNDWORKS, INC.


Company in fiscal 1996. Most Cambridge SoundWorks products are now displayed and sold in over 260 Best Buy stores nationwide. Best Buy is the country's largest consumer electronics retailer.

AEI MUSIC.
Fiscal 1996 was also the first full year of our relationship with AEI Music, Inc., the country's leading music service company. We developed a special series of heavy-duty speakers for the retail/restaurant/hotel market called Cambridge SoundWorks PROLINE-TM-. These speakers have begun to appear in retail stores, restaurants and hotels nationally.

PROMOTIONAL PRODUCT DISTRIBUTION.
Cambridge SoundWorks ventured into the promotional products arena in fiscal 1996 through our partnership with CYRK, Inc. As a result, our SOUNDWORKS-Registered Trademark- system was placed as a premium in the "Marlboro Gear" catalog.

THE MULTIMEDIA MARKET.
In fiscal 1996 we began to develop important relationships with computer manufacturers. Our first appearance in the multimedia area of the January 1996 Consumer Electronics Show in Las Vegas led to bundling agreements for our SOUNDWORKS amplified speaker system with IBM and Cyrix. We are pleased with the recognition we gained from associating our products with these companies and consider such relationships a promising area of future growth for Cambridge SOUNDWORKS.

NEW FOREIGN DISTRIBUTORS.
The company has now established relationships with distributors in France, Germany, Italy, Mexico, Thailand, China, Singapore and the United Arab Emirates. Foreign distribution is seen as a major new area of growth for Cambridge SOUNDWORKS.

CRITICAL REVIEWS.
The company's products continue to attract the favorable attention of the industry's critics. A small sampling:
    - PC magazine says about our SOUNDWORKS system "The best buy in new PC sound systems has to be SOUNDWORKS...you may have to listen to a high-quality CD to appreciate just how good SOUNDWORKS is." They say our MODEL TWELVE, "is unquestionably the finest computer-related sound system we have yet heard, and its portability makes this Editors' Choice winner that much more attractive."

    - THE NEW YORK TIMES says, "SOUNDWORKS has the most natural musical timbre."

    - STEREO REVIEW magazine says our ENSEMBLE-TM- IV speaker system, "is one of the top bargains in today's market." They also said our POWERED SUBWOOFER is, "clearly the best subwoofer of the pack...
    it blew them away."

    - MACUSER magazine gave our SOUNDWORKS system their Four-Mouse Award, and said, "In a side-by-side comparison, it's hard to tell the difference between the SOUNDWORKS system and a set of full-sized speakers...except for the former's superior bass."


    - HOME THEATER magazine gave our ENSEMBLE IV HOME THEATER speaker system its top "Hot Ticket" rating, saying, "Ensemble IV sounds much better than the other sub/sat systems we've tested - at half the price of many."

    - PC COMPUTING magazine gave our SOUNDWORKS speaker system their Editors' Choice Award, and called it "the best multimedia speaker system over $100."

    - BOOT magazine says our new MICROWORKS system, "delivers chest-thumpin' bass, crystal-clear highs and almost no distortion at any level."

MORE NEW PRODUCTS ON THE WAY.
In addition to the products mentioned, the company intends to continue to introduce new products and new product categories. In fiscal 1997 we plan to market our first automotive sound products. Also, in fiscal 1996 we acquired the RDL Acoustics brand, and established an agreement with the firm's principle designer, Roy Allison, to create a new series of "Room Designed Loudspeakers" to be marketed by the company. We plan to introduce speakers under the RDL Acoustics brand in fiscal 1997. As we enter fiscal 1997, we are looking forward to continued growth.

Best regards,

/s/ Tom De Vesto


Thomas J. DeVesto
President, CEO




- - -REGISTERED TRADEMARK- ENSEMBLE, SOUNDWORKS AND CAMBRIDGE SOUNDWORKS ARE REGISTERED TRADEMARKS OF CAMBRIDGE SOUNDWORKS, INC. TOWER, MICROWORKS AND CENTERSTAGE ARE TRADEMARKS OF CAMBRIDGE SOUNDWORKS, INC.

                              CAMBRIDGE SOUNDWORKS, INC.


SELECTED FINANCIAL DATA



The following information, except for the year ended July 2, 1995, has been derived from financial statements which have been audited by Arthur Andersen LLP, independent public accountants and their report is included elsewhere herein. The following data, insofar as it relates to the year ended July 2, 1995, has been derived from unaudited financial data, which in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the year.

The data set forth below should be read in conjunction with the audited financial statements and notes thereto included herein and Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                                                               Six Months
                                                 Year Ended     Year Ended          Ended     Year Ended     Year Ended
Income Statement Data:                             12/31/93       12/31/94         7/2/95         7/2/95        6/30/96
(IN THOUSANDS EXCEPT PER SHARE DATA)                                                          (UNAUDITED)
- --------------------------------------------------------------------------------------------------------------------------
    Net sales                                       $14,267        $19,432        $15,015        $26,928        $43,585

    Cost of goods sold                                7,281         10,133          8,697         15,043         25,872
- --------------------------------------------------------------------------------------------------------------------------
         Gross profit                                 6,986          9,299          6,318         11,885         17,713
- --------------------------------------------------------------------------------------------------------------------------
    Sales and marketing expenses                      4,296          6,890          5,830         10,406         14,254

    General and administrative expenses               1,041          1,617          1,182          2,197          2,062

    Engineering and development expenses                557            669            404            761            679

         Total expenses                               5,894          9,176          7,416         13,364         16,995
- --------------------------------------------------------------------------------------------------------------------------
         Income (loss) from operations                1,092            123         (1,098)        (1,479)           718

    Interest income (expense), net                      (18)           182             10            150           (301)
- --------------------------------------------------------------------------------------------------------------------------
         Income (loss) before provision
          (benefit) for taxes                         1,074            305         (1,088)        (1,329)           417

    Provision (benefit) for income taxes                421             98           (435)          (558)           167
- --------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                           $  653         $  207        $  (653)       $  (771)        $  250
- --------------------------------------------------------------------------------------------------------------------------
         Net income (loss) per common and
         common equivalent share                     $  .44         $  .08        $  (.23)       $  (.27)        $  .09
- --------------------------------------------------------------------------------------------------------------------------
    Weighed average number of common and
    common equivalent shares outstanding              1,478          2,461          2,873          2,870          2,922

    Dividends per common share                            -              -              -              -              -

Balance Sheet Data:

    Working capital                                $  1,323       $  9,539         $8,363       $  8,363         $7,912

    Total Assets                                      3,272         15,947         15,029         15,029         18,130

    Total Stockholders' Equity                        1,544         11,703         11,108         11,108         11,361


                              CAMBRIDGE SOUNDWORKS, INC.


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS



The Company's Common Stock is traded on the Nasdaq National Market System under the symbol HIFI. The following table sets forth the range of high and low selling prices for the Common Stock of the Company from April 13, 1994 (the date the Company's Common Stock commenced trading on Nasdaq) for the fiscal periods indicated, as reported on the Nasdaq National Market. This information reflects inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily reflect actual transactions.


FISCAL 1994                                            HIGH            LOW
- --------------------------------------------------------------------------------
    Second Quarter (from April 13, 1994)              $8.50         $7.125

    Third Quarter                                    $8.750         $5.875

    Fourth Quarter                                   $9.875         $4.875

FISCAL 1995                                            HIGH            LOW
- --------------------------------------------------------------------------------
    First Quarter                                     $6.75         $3.375

    Second Quarter                                   $7.625         $4.875

FISCAL 1996                                            HIGH            LOW
- --------------------------------------------------------------------------------
    First Quarter                                     $7.75          $4.75

    Second Quarter                                    $6.00          $4.25

    Third Quarter                                    $6.375         $3.625

    Fourth Quarter                                   $4.625          $3.25


On August 30, 1996, there were 67 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is greater than the stated number of holders of record because a large number of the shares of the Company's Common Stock is held in custodial or nominee accounts for the benefit of persons other than the record holder.

The Company has never paid a dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

                              CAMBRIDGE SOUNDWORKS, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
The following table sets forth, for the periods indicated, selected income statement data expressed as percentages of net sales.



                                                   YEAR ENDED     YEAR ENDED     SIX MONTHS           YEAR           YEAR
                                                  DECEMBER 31,   DECEMBER 31,         ENDED          ENDED          ENDED
                                                         1993           1994         7/2/95         7/2/95        6/30/96
                                                                                                (UNAUDITED)
- ----------------------------------------------------------------------------------------------------------------------------
Net sales                                             100.0%         100.0%         100.0%         100.0%         100.0%

Cost of goods sold                                     51.0           52.1           57.9           55.9           59.4
- ----------------------------------------------------------------------------------------------------------------------------
    Gross profit                                       49.0           47.9           42.1           44.1           40.6
- ----------------------------------------------------------------------------------------------------------------------------
Sales and marketing expenses                           30.1           35.5           38.8           38.6           32.7

General and administrative expenses                     7.3            8.3            7.9            8.2            4.7

Engineering and development expenses                    3.9            3.5            2.7            2.8            1.6
- ----------------------------------------------------------------------------------------------------------------------------
    Total expenses                                     41.3           47.3           49.4           49.6           39.0
- ----------------------------------------------------------------------------------------------------------------------------
    Income (loss) from operations                       7.7             .6           (7.3)          (5.5)           1.6

Interest income (expense), net                          (.1)           1.0            0.0             .6             .6
- ----------------------------------------------------------------------------------------------------------------------------
    Income (loss) before provision (benefit)
      for income taxes                                  7.6            1.6           (7.3)          (4.9)           1.0

Provision (benefit) for income taxes                    3.0             .5           (2.9)         ( 2.1)            .4
- ----------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                   4.6%           1.1%          (4.4%)         (2.8)%           .6%
- ----------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------




YEAR ENDED JUNE 30, 1996 COMPARED WITH YEAR ENDED JULY 2, 1995

Net sales for the twelve month period increased from $26.9 million in 1995 to $43.6 million in 1996, an increase of 62%. The increase in net sales was due primarily to the Company's continuing strategy of retail and wholesale expansion, which included shipments in connection with an exclusive reseller agreement with Best Buy, Co., Inc. (Best Buy) a national chain of more than 260 specialty retail stores. The Company opened six retail stores, including five stores in New England and one in Northern California, bringing the total number of retail stores to 23 at the year ended June 30, 1996. Catalog sales decreased, due in part to shifts in sales to the Company's retail stores.

Retail, catalog and wholesale sales accounted for 55%, 16% and 29% of net sales for the year ended June 30, 1996, respectively. For the year ended July 2, 1995, retail, catalog and wholesale sales accounted for 55%, 32% and 13% of net sales, respectively. Sales of products manufactured by the Company accounted for 72%, and sales of stereo components manufactured by other companies accounted for 28% of net sales for the year ended June 30, 1996. For the year ended July 2, 1995, sales of products manufactured by the Company accounted for 69%, and sales of stereo components manufactured by other companies accounted for 31% of net sales. The increase in products manufactured by the company as a percentage of net sales results from the expansion of its wholesale channels of distribution.

The Company's gross margin decreased from 44.1% for the year ended July 2, 1995, to 40.6% for the year ended June 30, 1996. The increase in retail store sales, which have lower overall margins than catalog sales, retail pricing competition particularly with stereo components manufactured by other companies, and the increased sales volume in the wholesale expansion had a negative impact on the Company's gross margin. The Company does not expect a significant change in gross margin as the Company adds retail stores and as wholesale sales increase at their projected levels.

Sales and marketing expenses increased from $10.4 million for the year ended July 2, 1995 (38.6% of net sales) to $14.3 million (32.7% of net sales) for the year ended June 30, 1996. The hiring of retail store personnel and retail store operating costs, along with selling costs associated with the Company's wholesale division accounted for a substantial portion of the increase. General and administrative expenses for the twelve month period decreased from $2.2 million (8.2% of net sales) for 1995 to $2.1 million (4.7% of net sales) in 1996. Engineering and development expenses for the twelve month period decreased from $761,000 (2.8% of net sales) in 1995 to $680,000 (1.6% of net sales) in
1996.

Interest income amounted to $165,000 in 1995 from investments in United States Treasury Securities purchased with the net proceeds of the Company's initial public offering, which was completed in April 1994. Interest expense of $301,000 for the year ended June 30, 1996 results from the Company's use of its line of credit.

The Company's effective income tax rate for the year ended June 30, 1996 was 40.0% as compared to 41.9% for the year ended July 2, 1995.

The Company posted net income for the year ended June 30, 1996 of $251,000
(.6% of net sales), compared to a net loss of $771,000 (2.8% of net sales) for the year ended July 2, 1995. The increase in net income resulted primarily from the Company's ability to increase sales in its retail and wholesale divisions with a minimal increase to operating expense.

YEAR ENDED JULY 2, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

Net sales for the twelve month period increased from $19.4 million for the year ended December 31, 1994 to $26.9 million for the year ended July 2, 1995, an increase of 39%. The increase in net sales was due primarily to the opening of new retail stores and initial shipments in connection with an exclusive reseller agreement with Best Buy. Catalog sales decreased due in part to shifts in sales to the Company's retail stores.

In February 1995, the Company announced the signing of a definitive sales agreement with Best Buy. The Company's products became available in more than 200 Best Buy stores by July 2, 1995. The gross margin on sales of the Company's speakers to Best Buy is significantly lower than on sales of the Company's speakers through its catalog or at its Company-owned retail stores. However, operating expenses as a percentage of net sales are significantly lower on the Company's sales to Best Buy than on its catalog and retail store sales.

Retail, catalog and wholesale sales accounted for 55%, 32%, and 13% of net sales for the year ended July 2, 1995, respectivley. For the year ended December 31, 1994, retail stores accounted for 52%, and catalog sales accounted for 48% of net sales. Sales of products manufactured by the Company accounted for 69%, and sales of stereo components manufactured by other companies accounted for 31% of net sales for the year ended July 2, 1995. For the year ended December 31, 1994, sales of products manufactured by the Company accounted for 62%, and sales of stereo components manufactured by other companies accounted for 38% of net sales. The increase in sales of products manufactured by the Company as a percentage of net sales results from the initial shipments under the exclusive reseller agreement with Best Buy.

                              CAMBRIDGE SOUNDWORKS, INC.


The Company's gross margin decreased from 47.9% for the year December 31, 1994, to 44.1% for the year ended July 2, 1995, due to the increase in retail store sales and the initial wholesale shipments, which have lower overall margins than catalog sales.

Sales and marketing expenses increased from $6.9 million for the year ended December 31, 1994 (35.5% of net sales) to $10.4 million (38.6% of net sales) for the year ended July 2, 1995. The hiring of additional personnel, increased advertising expenses, and amortization of pre-opening costs associated with the Company's entrance into the West Coast region late in 1994 accounted for a substantial portion of the increase. General and administrative expenses increased from $1.6 million for the year ended December 31, 1994 (8.3% of net sales) to $2.2 million (8.2% of net sales) for the year ended July 2, 1995. Professional fees, insurance and overhead expenses associated with the Company's retail expansion have resulted in a substantial portion of the increase in general and administrative expenses. Engineering and development expenses increased from $669,000 (3.5% of net sales) for the year ended December 31, 1994 to $761,000 (2.8% of net sales) for the year ended July 2, 1995.

Interest income of $182,000 for the year ended December 31, 1994 and $165,000 for the year ended July 2, 1995 resulted from investments in United States Treasury Securities purchased with the net proceeds of the Company's initial public offering, which was completed in April 1994.

The Company's effective income tax rate increased to 41.9% for the year ended July 2, 1995 from 32.1% for the year ended December 31, 1994.

The Company reported net income for the year ended December 31, 1994 of $207,000 (1.1% of net sales), compared to a net loss of $771,000 (2.8% of net sales) for the year ended July 2, 1995. The decrease in net income resulted primarily from a decrease in the Company's gross margin as noted above, and the amortization of pre-opening costs associated with the Company's entrance into the West Coast region late in calendar 1994.


YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993


Net sales for the twelve month period increased from $14.3 million in 1993 to $19.4 million in 1994, an increase of 36%. The increase in net sales was due primarily to the opening of 13 new retail stores, including seven stores in New England and six in Northern California, bringing the total number of Company-owned retail stores to 14 by the end of Fiscal 1994. The introduction of new Cambridge SOUNDWORKS products, including ENSEMBLE II and SOUNDWORKS, also contributed to the increase in net sales. Catalog sales decreased slightly by 3%.

Retail store sales accounted for 52%, and catalog sales accounted for 48%, of net sales in 1994. In 1993, retail stores accounted for one-third, and catalog sales accounted for two-thirds, of net sales. Sales of products manufactured by the Company accounted for 62%, and sales of stereo components manufactured by other companies accounted for 38%, of net sales in 1994. In 1993, sales of products manufactured by the Company accounted for two-thirds, and sales of stereo components manufactured by other companies accounted for one-third, of net sales.

The Company's gross margin decreased from 49.0% in 1993 to 47.9% in 1994. In 1994, manufacturing overhead efficiencies were offset by shifts in the Company's sales mix. Retail store sales, which have lower overall margins than catalog sales, increased as a percentage of net sales. In addition, sales of stereo components manufactured by other companies, which have significantly lower margins than sales of speakers manufactured by the Company, increased as a percentage of net sales. Retail pricing competition, particularly with stereo components manufactured by other companies, also had a negative impact on the Company's gross margin in 1994.

Sales and marketing expenses increased from $4.3 million in 1993 (30.1% of net sales) to $6.9 million in 1994 (35.5% of net sales). Increase in advertising expenses related to the Company's retail store expansion and increase in store operating costs, including the hiring of additional retail sales personnel and related support staff, accounted for a substantial portion of the increase in sales and marketing expenses.

General and administrative expenses increased from $1.0 million in 1993 (7.3% of net sales) to $1.6 million in 1994 (8.3% of net sales) reflecting increases in professional fees and increases in overhead necessary to support the Company's retail store expansion. Engineering and development expenses increased in total dollars, from $557,000 in 1993 to $669,000 in 1994, but decreased as a percentage of net sales, from 3.9% in 1993 to 3.5% in 1994.

Interest income amounted to $187,000 in 1994 from investments in United States Treasury Securities purchased with the net proceeds of the Company's initial public offering which was completed during April 1994.

The Company's effective income tax rate decreased from 39.2% in 1993 to 32.1% in 1994 because research and development credits increased as a percentage of taxable income in 1994.

Net income decreased from $653,000 in 1993 (4.6% of net sales) to $207,000 in 1994 (1.1% of net sales) due primarily to increases in operating expenses. During 1994, the Company's retail store expansion proceeded at a faster pace than originally planned, and the Company made substantial investment in store development, management infrastructure and marketing which had a short-term negative impact on the Company's profits. Management believes that these investments enhanced the ability of the Company to continue to expand profitably.


LIQUIDITY AND CAPITAL RESOURCES

Prior to 1994, the Company financed its growth primarily from cash generated from operations and seasonal bank borrowings. In April 1994, the Company completed an initial public offering which generated net proceeds to the Company of $9,935,000. A portion of the proceeds, $ 4,212,334 was used to purchase fixed assets and leasehold improvements for the Company's new retail stores and its new manufacturing, warehousing and administrative office facilities in Newton, Massachusetts.

With the introduction of wholesale sales in March 1995, and the continued expansion of retail stores, total inventories increased from $2.4 million at April 1994 to $11.4 million at June 1996.

In April 1995, the Company obtained a demand discretionary line of credit with a bank in order to finance its increased investment in inventories and support continued sales growth. Advances are made against the line based on a lending formula on receivables and inventory. The line of credit is secured by all the Company's assets with interest payable at the bank's base rate (8.25% at June 30, 1996 ) plus 3/4%.

On June 30, 1996 an amendment to the Company's demand discretionary line of credit increased the borrowing base to $7,400,000. The Company had $1,771,000 in excess availability on the line of credit at June 30, 1996. The Company believes that its resources are adequate to fund its operations through the end of fiscal 1997.


CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers, or employees may contain "forward-looking" information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations, possible aquisitions, and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products and services; the rate of growth in the industries of the Company's customers; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological changes which meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations.

                              CAMBRIDGE SOUNDWORKS, INC.

BALANCE SHEETS


ASSETS                                         July 2, 1995  June 30, 1996
- ----------------------------------------------------------------------------

CURRENT ASSETS:

    Cash                                        $    16,885    $    87,421

    Accounts receivable, net                        803,047      2,431,670

    Income tax refund receivable                    380,928              -

    Inventories                                  10,523,627     11,405,352

    Prepaid expenses                                180,209        187,247

    Deferred tax asset                              223,000        570,000

    Preopening costs                                157,605              -
- ----------------------------------------------------------------------------
         Total Current Assets                    12,285,301     14,681,690
- ----------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, AT COST:

    Production equipment and tooling                451,791        407,925

    Office equipment and furniture                  955,818      1,148,610

    Leasehold improvements                        1,952,226      2,544,495

    Motor vehicles                                  140,737        180,290
- ----------------------------------------------------------------------------
                                                  3,500,572      4,281,320

    Less Accumulated depreciation and
    amortization                                    835,370      1,135,478
- ----------------------------------------------------------------------------
                                                  2,665,202      3,145,842
- ----------------------------------------------------------------------------
OTHER ASSETS                                         78,957        302,880
- ----------------------------------------------------------------------------
    Total Assets                              $  15,029,460    $18,130,412
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------------
CURRENT LIABILITIES:

    Borrowings under line of credit           $           -    $ 3,395,557

    Accounts payable                              3,329,328      2,123,773

    Accrued expenses                                483,176        979,689

    Customer prepayments and other
    current liabilities                             109,118        270,707
- ----------------------------------------------------------------------------
         Total Current Liabilities                3,921,622      6,769,726
- ----------------------------------------------------------------------------
COMMITMENTS (Notes 5, 8 and 9)                            -              -

STOCKHOLDERS' EQUITY:

    Preferred stock, no par value-

         Authorized - 2,000,000 shares                    -              -

    Common stock, no par value-

         Authorized - 10,000,000 shares

         Issued and outstanding 2,888,824
         shares and 2,889,399 shares at July 2,
         1995 and June 30, 1996, respectively    10,344,697     10,346,710

    Retained earnings                               763,141      1,013,976
- ----------------------------------------------------------------------------
         Total Stockholders' Equity              11,107,838     11,360,686
- ----------------------------------------------------------------------------
    Total Liabilities and
    Stockholders' Equity                      $  15,029,460  $  18,130,412
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              CAMBRIDGE SOUNDWORKS, INC.


STATEMENTS OF OPERATIONS



                                                 Year Ended     Year Ended     Six Months     Year Ended     Year Ended
                                                December 31,   December 31,  Ended July 2,        July 2,       June 30,
                                                       1993           1994           1995           1995           1996
                                                                                              (Unaudited)
- --------------------------------------------------------------------------------------------------------------------------
NET SALES                                      $ 14,266,862   $ 19,431,892   $ 15,014,837   $ 26,927,699   $ 43,585,017

COST OF GOODS SOLD                                7,280,636     10,133,001      8,696,852     15,043,196     25,871,582
- --------------------------------------------------------------------------------------------------------------------------
    Gross profit                                  6,986,226      9,298,891      6,317,985     11,884,503     17,713,435
- --------------------------------------------------------------------------------------------------------------------------
SALES AND MARKETING EXPENSES                      4,296,496      6,890,254      5,829,589     10,406,100     14,253,742

GENERAL AND ADMINISTRATIVE EXPENSES               1,040,620      1,616,323      1,182,245      2,196,623      2,061,351

ENGINEERING AND DEVELOPMENT EXPENSES                556,997        669,179        403,773        760,590        679,637
- --------------------------------------------------------------------------------------------------------------------------
    Total expenses                                5,894,113      9,175,756      7,415,607     13,363,313     16,994,730
- --------------------------------------------------------------------------------------------------------------------------
    Income (loss) from operations                 1,092,113        123,135     (1,097,622)    (1,478,810)       718,705

INTEREST INCOME                                       2,664        187,241         23,078        164,735              -

INTEREST EXPENSE                                    (20,915)        (5,225)       (13,325)       (15,343)      (300,870)
- --------------------------------------------------------------------------------------------------------------------------
    Income (loss) before provision
    (benefit) for income taxes                    1,073,862        305,151     (1,087,869)    (1,329,418)       417,835

PROVISION (BENEFIT) FOR INCOME TAXES                421,000         98,000       (435,000)      (558,000)       167,000
- --------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                          $    652,862   $    207,151   $   (652,869)   $  (771,418)   $   250,835
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON AND
COMMON EQUIVALENT SHARE                        $        .44   $        .08   $       (.23)   $      (.27)   $       .09
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON AND
COMMON EQUIVALLENT SHARES OUTSTANDING             1,478,107      2,461,169      2,872,617      2,869,626      2,922,323
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------





STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                                    Total
                                                                          Common Stock           Retained    Stockholders'
                                                                     Shares         Amount       Earnings          Equity
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                                       1,456,580     $  334,750     $  555,997    $   890,747

    Net income                                                           -              -        652,862        652,862
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                                       1,456,580        334,750      1,208,859      1,543,609

    Initial public offering of common
    stock, net of issuance costs of $1,344,793                   1,410,000      9,935,207              -      9,935,207

    Exercise of stock options                                        5,000         16,800              -         16,800

    Net income                                                           -              -        207,151        207,151
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                                       2,871,580     10,286,757      1,416,010     11,702,767

    Exercise of stock options                                       17,244         57,940              -         57,940

    Net loss                                                             -              -       (652,869)      (652,869)
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 2, 1995                                            2,888,824     10,344,697        763,141     11,107,838

    Exercise of stock options                                          575          2,013              -          2,013

    Net income                                                           -              -        250,835        250,835
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                                           2,889,399    $10,346,710    $ 1,013,976    $11,360,686
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              CAMBRIDGE SOUNDWORKS, INC.


STATEMENTS OF CASH FLOWS


                                                      Year Ended     Year Ended     Six Months     Year Ended     Year Ended
                                                     December 31,   December 31,  Ended July 2 ,       July 2,       June 30,
                                                            1993           1994           1995           1995           1996
                                                                                                   (UNAUDITED)
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                 $  652,862     $  207,151    $  (652,869)   $  (771,418)    $  250,835
    Adjustments to reconcile net income
    (loss) to net cash provided by (used in)
    operating activities-
         Depreciation and amortization                    76,928        276,915        286,482        499,888        744,009
         Deferred (prepaid) income taxes                       -        233,000       (308,000)       100,000       (284,000)
         Changes in current assets and liabilities-
         Accounts receivable, net                        149,037       (312,583)      (427,164)      (692,644)    (1,628,623)
              Income tax refund receivable                     -       (667,000)       286,072       (380,928)       380,928
              Inventories                             (1,016,863)    (5,761,353)    (2,189,452)    (7,165,942)      (881,725)
              Prepaid expenses                           (38,415)      (148,824)       164,622        207,569        (70,038)
              Preopening costs                                 -       (717,719)       560,114       (157,605)       157,605
              Accounts payable                           579,402      2,192,488         (6,161)     2,304,890     (1,205,555)
              Accrued expenses                            31,629        232,034       (131,269)       172,171        496,513
              Accrued income taxes                      (294,663)       (86,913)             -              -              -
              Customer prepayments and other
               current liabilities                       (87,972)        59,575       (185,085)       (13,943)       161,589
- ------------------------------------------------------------------------------------------------------------------------------
                   Net cash provided by (used in)
                    operating activities                  51,945     (4,493,229)    (2,602,710)    (5,897,962)    (1,878,462)
- ------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment                 (180,328)    (2,136,742)      (850,943)    (2,698,048)    (1,224,649)
    Increase in other assets                                   -        (46,800)       (15,830)       (54,156)      (223,923)
- ------------------------------------------------------------------------------------------------------------------------------
                   Net cash used in investing
                   activities                           (180,328)    (2,183,542)      (866,773)    (2,752,204)    (1,448,572)
- ------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings under line of credit, net                       -              -              -              -      3,395,557
    Repayment of capital lease obligation                (10,280)       (47,812)             -        (42,345)             -
    Sale of common stock, net of issuance costs                -      9,935,207              -              -              -
    Exercise of stock options                                  -         16,800         57,940         74,740          2,013
- ------------------------------------------------------------------------------------------------------------------------------
                   Net cash (used in) provided
                   by financing activities               (10,280)     9,904,195         57,940         32,395      3,397,570
- ------------------------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH                         (138,663)     3,227,424     (3,411,543)    (8,617,771)        70,536

CASH, BEGINNING OF PERIOD                                339,667        201,004      3,428,428      8,634,656         16,885
- ------------------------------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                   $  201,004    $ 3,428,428     $   16,885     $   16,885     $   87,421
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the period for-
         Income taxes                                 $  715,463    $   561,563     $   77,500     $  157,500     $  145,500
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
         Interest                                     $   20,920    $     5,225     $   13,325     $   14,490     $  276,454
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              CAMBRIDGE SOUNDWORKS, INC.


NOTES TO FINANCIAL STATEMENTS
(Including Data Applicable to Unaudited Periods)

N0TE 1   OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Cambridge SoundWorks, Inc. (the Company) was organized in 1988. The Company designs and manufactures speakers for stereo, home theater and multimedia computing. The Company markets its products and sells other audio and video components through a mail-order catalog, Company-owned retail stores and other methods of distribution, including large retail chains throughout the United States.

The accompanying financial statements reflect the application of certain accounting policies described in this note and elsewhere in the accompanying notes to financial statements. The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) CHANGE IN FISCAL YEAR

On March 14, 1995, the Company's Board of Directors approved a change in the Company's fiscal year. The Company's fiscal year ends on the Sunday nearest the end of June. Included in the accompanying financial statements are unaudited statements of income and cash flows for the year ended July 2, 1995. These financial statements have been prepared on a basis consistent with those of audited periods.

(b) INITIAL PUBLIC OFFERING

A registration statement relating to the Company's initial public offering of common stock was declared effective on April 13, 1994. In connection with this offering, 1,610,000 shares of common stock were sold to the public (including 210,000 shares sold pursuant to an overallotment option exercised by the underwriters), of which 1,410,000 shares were sold by the Company and 200,000 shares were sold by selling stockholders. Net proceeds to the Company were approximately $9,935,000.

(c) CREDIT CARD POLICY

The Company generally does not extend credit to catalog and Company-owned retail store customers, except through third-party credit cards, including its branded Cambridge SoundWorks credit card. Credit under these accounts is extended by third parties, and accordingly, the Company bears no financial risk under these agreements except in the case of fraud. The Company's agreements with third-party credit companies provide for the electronic processing of credit approvals and the electronic submission of transactions. Upon the submission of these transactions to the credit card companies, payment is transmitted to the Company's bank account. Accordingly, the Company records these amounts as cash upon the electronic submission of the transaction to the appropriate processing agency.

The Company pays fees to third-party credit card companies. These fees range from .75% to 2.9% of the amount financed. These fees were approximately $317,000, $371,000, $198,000, $423,000 and $597,000 for the years ended December
31, 1993 and 1994, for the six-month period ended July 2, 1995, and for the years ended July 2, 1995 and June 30, 1996, respectively, and are included in selling and marketing expenses in the accompanying statements of operations.

(d) INVENTORIES


Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                   July 2,            June 30,
                                                     1995                1996
- --------------------------------------------------------------------------------
Raw materials and work-in-process           $   3,906,025       $   3,823,302
Finished goods                                  6,617,602           7,582,050
- --------------------------------------------------------------------------------
                                            $  10,523,627       $  11,405,352
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Inventories consist of materials, labor and manufacturing overhead.


(e) PREPAID EXPENSES

The Company sells its products and those of others directly to consumers through a mail-order catalog. Direct mail costs related to catalog mailings, including printing and postage, which constitute direct-response advertising, are classified as prepaid expenses and are expensed over the estimated useful life of each catalog, typically two to four months, commencing on the date of the mailing.

(f) PREOPENING COSTS

Throughout fiscal 1995 and during the first half of fiscal 1996, the Company opened numerous retail stores. The Company incurs direct costs prior to the opening of new stores. These preopening costs are amortized over periods of up to nine months.

(g) DEPRECIATION AND AMORTIZATION

The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:


    ASSET CLASSIFICATION                    ESTIMATED USEFUL LIFE
    -------------------------------------------------------------
    Production equipment and tooling        3-5 Years
    Office equipment and furniture          5 Years
    Leasehold improvements                  Life of lease
    Motor vehicles                          3 Years


(h) CUSTOMER PREPAYMENTS

Advance payments received from customers are classified as customer prepayments and recognized as revenue when the products are shipped.

(i) REVENUE RECOGNITION AND WARRANTY COSTS

The Company recognizes revenue from product sales, net of estimated future sales returns, at the time of shipment. The Company has not provided for any warranty reserves, as warranty costs incurred by the Company have not been significant.

(J) NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

Net income (loss) per share data are computed using the weighted average number of shares of common stock outstanding during each period. Common equivalent shares from stock options have been included in the computation using the treasury stock method only when their effect would be dilutive. Fully diluted net income (loss) per share data have not been separately presented, as the difference from primary net income (loss) per share data is insignificant.


(k) ENGINEERING AND DEVELOPMENT EXPENSES

Engineering and development expenses are charged to operations as incurred.

(l) CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. This credit risk with respect to accounts receivable is primarily limited to one large retail customer to whom the Company makes substantial sales. To reduce the credit risk, the Company routinely assesses the financial strength of this and other customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers in any particular industry or geographic area.

The estimated fair value of the Company's financial instruments, which include cash, accounts receivable and borrowings under the line of credit, approximates their carrying value.


NOTE 2   SIGNIFICANT CUSTOMERS

During the six-month period and year ended July 2, 1995 and the year ended June 30, 1996, one customer accounted for approximately 23%, 13% and 22% of net sales, respectively. This customer accounted for substantially all of the Company's accounts receivable at July 2, 1995 and June 30, 1996. During the years ended December 31, 1993 and 1994, there were no customers that accounted for greater than 10% of net sales.


NOTE 3   LINE OF CREDIT

In April 1995, the Company entered into a $5 million demand discretionary line of credit (line of credit) with The First National Bank of Boston. As of June 30, 1996, the agreement was amended to increase the borrowings under the line of credit up to $7.4 million based upon certain percentages of eligible accounts receivable and inventory, as defined. The line of credit is secured by all assets of the Company. Borrowings under the line of credit accrue interest at the bank's prime rate (8.25% at June 30, 1996) plus .75%. Based on the line of credit lending formula, as defined, the Company had available for borrowing, approximately $ 1.8 million at June 30, 1996.


NOTE 4   INCOME TAXES

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, the Company recognizes a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences to the extent they are realizable.

                              CAMBRIDGE SOUNDWORKS, INC.

The provision (benefit) for income taxes consists of the following:



                                            Year Ended     Year Ended     Six Months     Year Ended     Year Ended
                                          December 31,   December 31,  Ended July 2,        July 2,       June 30,
                                                  1993           1994           1995           1995           1996
                                                                                        (UNAUDITED)
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
Current-
    Federal                                 $  318,000    $  (104,000)   $  (107,000)   $  (508,000)    $  345,000
    State                                      103,000        (31,000)       (20,000)      (150,000)       106,000
- --------------------------------------------------------------------------------------------------------------------
                                               421,000       (135,000)      (127,000)      (658,000)       451,000
- --------------------------------------------------------------------------------------------------------------------
Deferred-
    Federal                                          -        196,000       (266,000)        61,000       (216,000)
    State                                            -         37,000        (42,000)        39,000        (68,000)
- --------------------------------------------------------------------------------------------------------------------
                                                     -        233,000       (308,000)       100,000       (284,000)
- --------------------------------------------------------------------------------------------------------------------

         Total provision (benefit)          $  421,000      $  98,000    $  (435,000)   $  (558,000)    $  167,000
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------



Pursuant to the provisions of SFAS No. 109, as of July 2, 1995 and June 30, 1996, the Company recorded deferred tax assets of approximately $223,000 and $570,000, respectively. These deferred tax assets primarily result from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The sources of these differences and the approximate amount of each are as follows:

                                                 July 2,             June 30,
                                                   1995                 1996
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Inventory reserve                             $  183,000           $  244,000
Net operating loss carryforward and
    other credit carryforwards                   126,000               66,000
Other reserves                                    32,000               97,000
Depreciation                                      34,000              175,000
Store preopening costs                           (63,000)                   -
Valuation allowance                              (89,000)             (12,000)
- --------------------------------------------------------------------------------

                                              $  223,000           $  570,000
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:



                                                                                  Six
                                                  Year           Year          Months           Year         Year
                                                 Ended          Ended           Ended          Ended        Ended
                                           December 31,    December 31,        July 2,        July 2,     June 30,
                                                  1993           1994            1995           1995         1996
                                                                                           (UNAUDITED)
- --------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                34.0%          34.0%         (34.0)%        (34.0)%         34.0%
State taxes, net of
    federal benefit                                6.3            6.3           (6.3)          (6.3)           6.3
Research and
    development
    credits                                       (1.1)          (8.2)             -           (1.7)             -
Other                                                -              -            0.3              -           (0.3)
- --------------------------------------------------------------------------------------------------------------------
Effective tax rate                                39.2%          32.1%         (40.0)%        (42.0)%         40.0%
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------




NOTE 5   COMMITMENTS

The Company conducts its operations in leased facilities and leases certain equipment under operating lease agreements. These operating leases expire through January 2006. Future minimum lease payments under these operating leases are approximately as follows:

FISCAL YEAR                                                          AMOUNT
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
1997                                                              $  2,537,000
1998                                                                 2,677,000
1999                                                                 2,697,000
2000                                                                 2,193,000
2001                                                                 1,973,000
Thereafter                                                           8,555,000
- --------------------------------------------------------------------------------
                                                                 $  20,632,000
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


The Company is also obligated to pay for certain operating and other expenses in accordance with the terms of its various leases.

Total rent expense under these leases for the years ended December 31, 1993 and 1994, the six-month period ended July 2, 1995 and the years ended July 2, 1995 and June 30, 1996 was approximately $153,000, $320,000, $576,000, $799,000 and
$1,929,000, respectively.


NOTE 6   STOCKHOLDERS' EQUITY

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The company will be required to disclose the pro forma net income or loss and per share amounts in the notes to the financial statements using the fair-value-based method beginning in the year ending June 30, 1997, with comparable disclosures for the year ended June 30, 1996. The Company has not determined the impact of these pro forma adjustments.

(a) PREFERRED STOCK

The Company has authorized 2,000,000 shares of no par preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences, and the number of shares constituting any series or designation of such series. With regard to dividends, redemption privileges and liquidation preferences, any particular series of preferred stock may rank junior to, on parity with, or senior to any other series of preferred stock or the common stock.

(b) STOCK OPTION PLANS

The Company's 1993 Stock Option Plan (the 1993 Plan) is administered by the Board of Directors and authorizes the Company to issue options to purchase up to 470,000 shares that have been reserved by the Company. Under the terms of the 1993 Plan, the Company may grant employees either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock, at a price not less than the fair market value at the date of grant, which vest over periods determined by the Board of Directors. In addition, the Company may grant nonqualified options to nonemployees.

Under a separate plan, on February 1, 1993, the Board of Directors and stockholders granted a former officer an option to purchase 22,244 shares of common stock at an exercise price of $3.36 per share, the fair market value of the common stock at the date of grant as determined by the Board of Directors, pursuant to an Incentive Stock Option Plan and Agreement. As of July 2, 1995, the former officer had exercised all options under this plan.

The following table summarizes stock option activity under the stock option plans for the years ended December 31, 1993 and 1994, the six-month period ended July 2, 1995 and the year ended June 30, 1996:

                              CAMBRIDGE SOUNDWORKS,INC.

                                            Number       Exercise Price
                                          of Shares         per Share
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------
Outstanding, December 31, 1992                   -         $     -
    Granted                                 22,244            3.36

Outstanding, December 31, 1993              22,244            3.36
    Granted                                101,120         8.00 - 8.02
    Terminated                             (21,440)        6.25 - 8.00
    Exercised                               (5,000)           3.36
- ------------------------------------------------------------------------
Outstanding, December 31, 1994              96,924         3.36 - 8.02
    Granted                                169,200         3.50 - 6.25
    Terminated                             (18,320)        3.50 - 8.02
    Exercised                              (17,244)           3.36
- ------------------------------------------------------------------------
Outstanding, July 2, 1995                  230,560         3.50 - 8.02
    Granted                                356,780         4.00 - 6.00
    Terminated                            (142,190)        3.50 - 8.02
    Exercised                                 (575)           3.50
- ------------------------------------------------------------------------
Outstanding June 30, 1996                  444,575       $3.50 - $8.02
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------
Exercisable, June 30, 1996                  58,135       $3.50 - $8.02
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

NOTE 7   RELATED PARTIES

During fiscal 1993, the Company paid approximately $154,000 to certain stockholders of the Company and to companies controlled by those stockholders for consulting and other services. Management believes these services were obtained by the Company at terms no less favorable than could have been obtained from nonrelated parties.

NOTE 8   EMPLOYMENT AGREEMENTS

In February 1994, the Company entered into three-year employment agreements with Henry Kloss and Thomas J. DeVesto, officers of the Company. Pursuant to the employment agreements, Messrs. Kloss and DeVesto receive annual salaries as determined by the Board of Directors, subject to a specified minimum amount in the first year of the three-year period. If either agreement is terminated by either party for any reason, the Company is required to pay to Mr. Kloss or Mr. DeVesto a payment equal to his then annual salary, subject to a one-year agreement not to compete. The employment agreement with Mr. Kloss was terminated in April 1996 (see Note 9).

NOTE 9   LICENSE AND CONSULTING AGREEMENT

In February 1994, the Company entered into a license agreement with Henry Kloss, a stockholder of the Company, whereby the Company has the right to use Mr. Kloss's name on its products. The license agreement between the Company and Mr. Kloss provides that the Company has the perpetual right to use his name on products that Mr. Kloss designed or had a substantial role in designing, subject to termination, as to any products whose appearance or performance specifications are materially changed by the Company without Mr. Kloss's consent. Upon the termination of Mr. Kloss's employment, the Company may not use his name generically or in connection with a product unless the Company had previously done so, even if Mr. Kloss designed the product while employed by the Company. Under this agreement, the Company is not required to make any payments to Mr. Kloss for the right to use his name.

In April 1996, the Company entered into a consulting agreement with Henry Kloss, with respect to the selection and design by the Company of current and future products, expiring in September 1999. Pursuant to the consulting agreement, the employment agreement between the Company and Mr. Kloss (see Note 8) was effectively terminated, with no additional payments due. The consulting agreement calls for annual payments to Mr. Kloss of $330,000 plus certain fringe benefits, as described therein, through September 1996 with annual payments thereafter of $110,000, plus certain fringe benefits, as described therein from September 1996 through September 1999. Mr. Kloss is also subject to certain noncompete restrictions, as described therein.

NOTE 10  BENEFIT PLAN

During fiscal 1996, the Company adopted the Cambridge SoundWorks 401(k) Plan (the Plan), a voluntary savings plan for all eligible employees, as defined.
The Plan is a qualified benefit plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants may contribute a certain percentage of their annual compensation, up to a defined maximum. The Company may, but is not obligated to, make a matching contribution up to a certain percentage of each participant's contribution. For the year ended June 30, 1996, the Company did not make a matching contribution to the Plan.




                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Cambridge SoundWorks, Inc.:

We have audited the accompanying balance sheets of Cambridge SoundWorks, Inc. (a Massachusetts corporation) as of July 2, 1995 and June 30, 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1993 and 1994, the six-month period ended July 2, 1995 and the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge SoundWorks, Inc. as of July 2, 1995 and June 30, 1996, and the results of its operations and its cash flows for the years ended December 31, 1993 and 1994, the six-month period ended July 2, 1995 and the year ended June 30, 1996, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Boston, Massachusetts

August 9, 1996

BOARD OF DIRECTORS


Thomas J. DeVesto            President, Chief Executive    Cambridge
                             Officer                       SoundWorks, Inc.

Thomas E. Brew, Jr.          President, Chief Executive    Kurzweil Applied
                             Officer                       Intelligence, Inc.

Leo Kahn                     Partner                       United Properties

Henry E. Kloss               Product Development           Cambridge
                             Consultant                    SoundWorks, Inc.

Peter B. Seamans             Partner                       Peabody & Arnold


EXECUTIVE OFFICERS


Thomas J. DeVesto            President, Chief Executive Officer
Wayne P. Garrett             Vice President - Finance, Chief Financial Officer
Thomas J. Hannaher           Vice President - Marketing
Robert S. Mainiero           Vice President - Business Development
Sandy Ruby                   Vice President - Retail

CORPORATE INFORMATION


CORPORATE OFFICES

Cambridge SoundWorks, Inc.
311 Needham Street
Newton, MA  02164
(617) 332-5936
(617) 332-9229 Fax


LEGAL COUNSEL

Peabody & Arnold
Boston, Massachusetts

INDEPENDENT ACCOUNTANTS


Arthur Andersen LLP
Boston, Massachusetts


TRANSFER AGENT

State Street Bank and Trust Company
Corporate Stock Department
4th Floor
2 Heritage Drive
N. Quincy, MA  02171
(617) 328-5000


INVESTOR RELATIONS

John H. Swanson
Swanson Communications, Inc.
234 5th Avenue
New York, NY  10001
(212) 683-4890
(212) 679-1184 Fax


STOCK DATA

Cambridge SoundWorks, Inc., is traded on the NASDAQ National
Market System under the symbol HIFI.


ANNUAL MEETING

The annual meeting of shareholders will be held on October 22, 1996 at 11:00 a.m. at the Company's headquarters, 311 Needham Street, Newton, MA
02164


PRESS RELEASES AND QUARTERLY RESULTS

Beginning in fiscal 1997 the Company will not be printing and mailing quarterly reports to shareholders. Press releases including quarterly financial results are available by fax to all shareholders immediately upon its release, free of charge, by calling PR Newswire's Company News On Call at 1-800-758-5804 (ext. 114553) or through access on the Internet at http://www.prnewswire.com.


FORM 10-Q AND 10-K

The Company's quarterly and annual reports to the Security and Exchange Commission are filed electronically on Form 10-Q and 10-K, respectively. These reports can be accessed on the Internet at http://www.sec.gov or can be obtained, free of charge, by phoning or writing to the Company or its Investor Relations counsel .


INTERNET SITE

The Company's Internet site may be accessed at the following address: http://www.hifi.com.