Form 10-K, Exhibit 13
period 1997-06-29
CAMBRIDGE SOUNDWORKS INC
filed 1997-09-25
CIK 919234

                                                                    Exhibit 13

                               ANNUAL REPORT 1997

                           CAMBRIDGE SOUNDWORKS, INC.

To Our Stockholders:

Fiscal 1997 was a year of record sales for Cambridge SoundWorks. Our sales increase of 18% came in part because we added new stores, relocated existing stores and instituted an aggressive plan that resulted in significant "comp store" sales increases. Other initiatives in our ongoing program to expand sales included our sales of an OEM powered subwoofer to IBM. 1997 was also an outstanding year for new product introductions, with seven new speaker models introduced at a New York press conference in April 1997. With these new models, in conjunction with our existing lines, Cambridge SoundWorks now covers all the major segments of the home hi fi, multimedia and car stereo speaker markets.

We also plan to greatly expand our production facilities by opening a manufacturing factory in China. This high-volume factory will allow us to deliver very large quantities of our multimedia speakers and other products.

1997 also marked the beginning of a very important new partnership with Creative Technology Ltd., the creators of Sound Blaster-Registered Trademark-sound cards and the world's leading manufacturer of multimedia computer products.

Record Sales.

Net sales for Fiscal 1997 increased 18% to $51.3 million compared to $43.6 million for the same 12 month period last year.

New Stores, 15.3% "Comp Store" Sales Increase.

In Fiscal 1997, we opened five new Factory-Direct stores, and relocated four stores. We opened new Factory-Direct stores in the Westfarms Mall in Farmington, CT; the Solomon Pond Mall in Marlboro, MA; The Maine Mall in South Portland, ME; the Stoneridge Mall in Pleasanton, CA; and The Great Mall in Milpitas, CA. Relocated stores include the Concord, CA stand-alone store moving to the Sun Valley Mall in Concord, CA; the downtown San Francisco store on Van Ness moving one block to a much larger (4,000 sq. ft.), more visible location; the Danvers, MA stand-alone store moving to the North Shore Shopping Center in Peabody, MA; and the Burlington, MA stand-alone store moving to the Burlington Mall, Burlington, MA. These store relocations, and an aggressive retail and direct response promotional program during the holiday selling season, combined to result in a same-store sales increase of 15.3% for 1997 versus 1996. In addition, we recently opened a new store in The Village at Corte Madera in Marin County, California.

Our store strategy is based on the success of Cambridge SoundWorks' current mall and high-traffic locations. These stores focus on home stereo, car stereo, home theater and multimedia products, presenting them in a simple, uncluttered layout that emphasizes both the quality of the products as well as Factory-Direct savings.

New Products.

At an April 1997 press conference in New York, we introduced seven new products, including one that we feel will have a significant impact on the Company, as well as the multimedia speaker industry -- PCWorksL. A compact, amplified subwoofer/satellite speaker system, PCWorks is the most affordable product we (or, we believe, any company) has ever offered that reproduces true high-performance, wide-range sound, including outstanding bass response. Priced at $99.99, complete with speaker stands and an in-line remote volume control, PCWorks should open new markets to the Company, especially in light of our new distribution agreement with Creative Technology Ltd.


                           [ART]

Our new MovieWorks 5.1 system with MultiPole surround speakers.

We also introduced new surround sound speaker products in April of '97. The Surround-Registered Trademark- 5.1 and The Surround II 5.1 are the first speakers using our new MultiPoleL technology that allows the user to switch between "dipole" and "bipole" operation. This flexibility makes the two speaker models the ideal choice for use in the surround channels of home theater systems that employ Dolby Digital-Registered Trademark- 5.1 technology. MovieWorksL 5.1 is a complete high-performance surround sound speaker package that includes shielded main speakers, a high-output center speaker, a high-performance powered subwoofer, and The Surround 5.1 surround speakers. We also introduced MovieWorks IV, an affordable surround sound speaker system suitable for use in home theater systems or with multimedia computers. Our first car stereo speaker models, the CS5 and FS502, were also introduced. We expect significant revenue contributions from these new products in Fiscal 1998.

                           CAMBRIDGE SOUNDWORKS, INC.

IBM Subwoofer.

In Fiscal 1997 we contracted with IBM to design and manufacture a powered subwoofer for use with their Aptiva S series of multimedia computers. This was the result of our ongoing program to pursue OEM business in the multimedia computer field.

New Factory In China.

In order to meet the growing demand for our multimedia speakers and other products, we plan to open a high-capacity production facility in the Guangdong Province of China in January of 1998. This new facility will be capable of high-volume, low-overhead production that will allow us to compete in the field of multimedia computer products. They will also allow us to reduce costs of certain of our existing home stereo, car stereo and home theater products.

Partnership With Creative Technology Ltd.

In February 1997, Cambridge SoundWorks agreed to sell approximately 20% of the Company to Creative Technology Ltd. of Singapore. As a result of Creative Technology's investment, Cambridge SoundWorks is creating a complete line of multimedia speakers, and they have become the exclusive worldwide distributor of all Cambridge SoundWorks multimedia speakers.

Creative Technology is the world's leading producer of advanced multimedia products and peripherals for personal computers. Its Sound Blaster-Registered Trademark- audio card which allows a personal computer to generate sound, is installed in nearly 30 million computers, or 75 percent of the PC audio systems in the world, and is carried in more than 40,000 retail outlets worldwide.

Cambridge SoundWorks has created two complete lines of speakers:

- The Creative-Registered Trademark- line consists of affordable, high-value desktop speakers.

- The Cambridge SoundWorks line consists of high-performance bi-amplified subwoofer/satellite speaker systems, including PCWorks, SoundWorks and MicroWorks.

The two companies will also work together to create other innovative products for multimedia, to be manufactured by Cambridge SoundWorks.

American Express Catalog.

In Fiscal 1997, the Company entered into an agreement with the American Express company, wherein Cambridge SoundWorks speakers and systems would be included in catalogs mailed to American Express card holders. The first catalogs were mailed in early Fiscal 1998.

Critical Reviews.

The Company's products continue to attract the favorable attention of the industry's critics. A small sampling:

- Boot magazine described our PCWorks speaker system, "...pure acoustic heaven...delivering some of the cleanest sounds you can get for less than 100 bucks. You'll be hard pressed to find a better set of speakers for twice the price."

- Computer Gaming World magazine describes PCWorks saying, "...a speaker system for $100 that should make some $250 systems nervous...Cambridge has created what may be the shape of things to come. A set of speakers for your PC that will more than fill the bill, and not crimp your budget."

- PC magazine says about our MicroWorks system, "The only speakers you'll ever need. The line between quality sound-system speakers and PC multimedia speakers is about to vanish thanks to the MicroWorks system from Cambridge SoundWorks. These speakers are equally at home as high-end PC speakers or as room-filling stereo speakers....If you're looking for excellent sound at a good price, the MicroWorks is worth looking at and listening to."

- PC World says about MicroWorks, "The first time I heard the heavy- duty sounds pumped out by the MicroWorks speakers, I assumed they were powered by testosterone rather than electricity...I haven't heard better speakers at this price."

- Stereo Review magazine describes our Tower II speaker system by saying, "Excellent...first-rate...gut-wrenching bass...the price is right."

More New Products On The Way.

In addition to the products mentioned, the company intends to continue to introduce new products and new product categories. As we enter Fiscal 1998, we are looking forward to continued growth.

BEST REGARDS,

Thomas J. DeVesto
President, CEO

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

                                                                SIX MONTHS   YEAR ENDED
             INCOME STATEMENT DATA:                YEAR ENDED      ENDED       7/2/95     YEAR ENDED   YEAR ENDED
      (IN THOUSANDS EXCEPT PER SHARE DATA)          12/31/94      7/2/95     (UNAUDITED)    6/30/96      6/29/97
-------------------------------------------------  -----------  -----------  -----------  -----------  -----------
Net sales........................................   $  19,432    $  15,015    $  26,928    $  43,585    $  51,285
Cost of goods sold...............................      10,133        8,697       15,043       25,872       30,965
                                                   -----------  -----------  -----------  -----------  -----------
  Gross profit...................................       9,299        6,318       11,885       17,713       20,320
                                                   -----------  -----------  -----------  -----------  -----------
Sales and marketing expenses.....................       6,890        5,830       10,406       14,254       18,320
General and administrative expenses..............       1,617        1,182        2,197        2,062        2,218
Engineering and development expenses.............         669          404          761          679          587
  Total expenses.................................       9,176        7,416       13,364       16,995       21,125
                                                   -----------  -----------  -----------  -----------  -----------
  Income (loss) from operations..................         123       (1,098)      (1,479)         718         (805)
Interest income (expense), net...................         182           10          150         (301)        (220)
                                                   -----------  -----------  -----------  -----------  -----------
  Income (loss) before provision (benefit) for
    taxes........................................         305       (1,088)      (1,329)         417       (1,025)
Provision (benefit) for income taxes.............          98         (435)        (558)         167         (410)
                                                   -----------  -----------  -----------  -----------  -----------
  Net income (loss)..............................   $     207    $    (653)   $    (771)   $     250         (615)
                                                   -----------  -----------  -----------  -----------  -----------
  Net income (loss) per common and common
    equivalent share.............................   $     .08    $    (.23)   $    (.27)   $     .09    $    (.19)
                                                   -----------  -----------  -----------  -----------  -----------
Weighed average number of common and common
  equivalent shares outstanding..................       2,461        2,873        2,870        2,922        3,194
Dividends per common share.......................          --           --           --           --           --
Balance Sheet Data:
  Working capital................................   $   9,539    $   8,363    $   8,363    $   7,912    $  11,079
  Total Assets...................................      15,947       15,029       15,029       18,130       21,098
  Total Stockholders' Equity.....................      11,703       11,108       11,108       11,361       15,384

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

Fiscal 1994                                                                        High        Low
---------------------------------------------------------------------------------------------------
  Second Quarter (from April 13, 1994)......................................  $    8.50  $   7.125
  Third Quarter.............................................................  $   8.750  $   5.875
  Fourth Quarter............................................................  $   9.875  $   4.875

Fiscal 1995                                                                        High        Low
---------------------------------------------------------------------------------------------------
  First Quarter.............................................................  $    6.75  $   3.375
  Second Quarter............................................................  $   7.625  $   4.875

Fiscal 1996                                                                        High        Low
---------------------------------------------------------------------------------------------------
  First Quarter.............................................................  $    7.75  $    4.75
  Second Quarter............................................................  $    6.00  $    4.25
  Third Quarter.............................................................  $   6.375  $   3.625
  Fourth Quarter............................................................  $   4.625  $    3.25

Fiscal 1997                                                                        High        Low
---------------------------------------------------------------------------------------------------
  First Quarter.............................................................  $    4.75  $    3.25
  Second Quarter............................................................  $   7.125  $   3.375
  Third Quarter.............................................................  $   5.875  $   3.375
  Fourth Quarter............................................................  $    5.50  $   4.625

On September 12, 1997, there were 73 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is greater than the stated number of holders of record because a large number of the shares of the Company's Common Stock is held in custodial or nominee accounts for the benefit of persons other than the record holder.

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

                                                                YEAR ENDED      SIX MONTHS      YEAR        YEAR         YEAR
                                                               DECEMBER 31,        ENDED        ENDED       ENDED        ENDED
                                                                   1994           7/2/95       7/2/95      6/30/96      6/29/97
                                                                                          (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------------
Net sales...................................................         100.0%          100.0%       100.0%      100.0%       100.0%
Cost of goods sold..........................................          52.1            57.9         55.9        59.4         60.4
----------------------------------------------------------------------------------------------------------------------------------
  Gross profit..............................................          47.9            42.1         44.1        40.6         39.6
----------------------------------------------------------------------------------------------------------------------------------
Sales and marketing expenses................................          35.5            38.8         38.6        32.7         35.7
General and administrative expenses.........................           8.3             7.9          8.2         4.7          4.3
Engineering and development expenses........................           3.5             2.7          2.8         1.6          1.2
----------------------------------------------------------------------------------------------------------------------------------
  Total expenses............................................          47.3            49.4         49.6        39.0         41.2
----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) from operations.............................            .6            (7.3)        (5.5)        1.6         (1.6)
Interest income (expense), net..............................           1.0             0.0           .6         (.6)         (.4)
----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before provision (benefit) for income taxes.           1.6            (7.3)        (4.9)        1.0         (2.0)
Provision (benefit) for income taxes........................            .5            (2.9)        (2.1)         .4          (.8)
----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss).........................................           1.1%           (4.4)%       (2.8%         .6%        (1.2)%

Year Ended June 29, 1997 Compared with Year Ended June 30, 1996

Net sales for the twelve month period increased from $43.6 million in 1996 to $51.3 million in 1997, an increase of 18%. The increase in net sales was due primarily to the 45% increase in retail store sales. The Company continued its strategy of retail expansion by adding five new stores during 1997, three in New England and two in Northern California. The Company relocated four other retail stores to high traffic mall locations and closed two retail stores in Northern California in 1997. The Company had 26 retail stores at June 29, 1997, 18 in New England and eight in Northern California. Wholesale sales decreased 23% due to sales inactivity with Best Buy Co. Inc. (Best
Buy). During 1997, the Company entered into an agreement with Creative Technology, Ltd. and began shipments under this agreement late in the fourth quarter of 1997. Catalog sales decreased, due in part to shifts in sales to the Company's retail stores.

Retail, catalog and wholesale sales accounted for 69%, 12% and 19% of net sales for the year ended June 29, 1997, respectively. For the year ended June 30, 1996, retail, catalog and wholesale sales accounted for 55%, 16% and 29% of net sales, respectively. Sales of products manufactured by the Company accounted for 61%, and sales of stereo components manufactured by other companies accounted for 39% of net sales for the year ended June 29, 1997. For the year ended June 30, 1996, sales of products manufactured by the Company accounted for 72%, and sales of stereo components manufactured by other companies accounted for 28% of net sales. The increase in sales of stereo components manufactured by other companies increased as a percentage of sales due primarily to the decrease in wholesale sales during 1997.

The Company's gross margin decreased from 40.6% for the year ended June 30, 1996, to 39.6% for the year ended June 29, 1997. The increase in retail store sales, which have lower overall margins than catalog sales, and retail pricing competition particularly with stereo components manufactured by other companies, had a negative impact on the Company's gross margin. The Company does not expect a significant change in gross margin as the Company adds retail stores and as wholesale sales increase at their projected levels.

Sales and marketing expenses increased from $14.3 million for the year ended June 30, 1996 (32.7% of net sales) to $18.3 million (35.7% of net sales) for the year ended June 29, 1997. The hiring of additional retail store personnel, and increased advertising and retail store operating costs, accounted for a substantial portion of the increase. General and administrative expenses for the year increased from $2.1 million (4.7% of net sales) in 1996 to $2.2 million (4.3% of net sales) in 1997. Engineering and development expenses for the year decreased from $680,000 (1.6% of net sales) in 1996 to $587,000 (1.2% of net sales) in 1997.

Interest expense of $220,000 and $301,000 for the years ended June 29, 1997 and June 30, 1996 results from the Company's use of its line of credit.

The Company's effective income tax rate for the years ended June 29, 1997 and June 30, 1996 was 40.0%.

The Company incurred a net loss of $615,000 for the year ended June 29, 1997 compared to net income for the year ended June 30, 1996 of $251,000. The decrease in net income resulted primarily from sales inactivity in the fourth quarter with Best Buy and, due to the timing of orders, from Creative Technology, Ltd., the Company's new multimedia partner.

Year Ended June 30, 1996 Compared with Year Ended July 2, 1995

Net sales for the twelve month period increased from $26.9 million in 1995 to $43.6 million in 1996, an increase of 62%. The increase in net sales was due primarily to the Company's continuing strategy of retail and wholesale expansion, which included shipments in connection with an exclusive reseller agreement with Best Buy. The Company opened six retail stores, including five stores in New England and one in Northern California, bringing the total number of retail stores to 23 at the year ended June 30, 1996. Catalog sales decreased, due in part to shifts in sales to the Company's retail stores.

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

                           CAMBRIDGE SOUNDWORKS, INC.

Sales and marketing expenses increased from $10.4 million for the year ended July 2, 1995 (38.6% of net sales) to $14.3 million (32.7% of net sales) for the year ended June 30, 1996. The hiring of additional retail store personnel and retail store operating costs, along with selling costs associated with the Company's wholesale division accounted for a substantial portion of the increase. General and administrative expenses for the twelve month period decreased from $2.2 million (8.2% of net sales) for 1995 to $2.1 million (4.7% of net sales) in 1996. Engineering and development expenses for the twelve month period decreased from $761,000 (2.8% of net sales) in 1995 to $680,000 (1.6% of net sales) in 1996.

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

LIQUIDITY AND CAPITAL RESOURCES

Prior to 1994, the Company financed its growth primarily from cash generated from operations and seasonal bank borrowings. In April 1994, the Company completed an initial public offering which generated net proceeds to the Company of $9,935,000. A portion of the proceeds, $4,212,334 was used to purchase fixed assets and leasehold improvements for the Company's new retail stores and its new manufacturing, warehousing and administrative office facilities in Newton, Massachusetts.

With the introduction of wholesale sales in March 1995, and the continued expansion of retail stores, total inventories increased from $2.4 million at April 1994 to $14.8 million at June 1997.

In April 1995, the Company obtained a demand discretionary line of credit with a bank in order to finance its increased investment in inventories and support continued sales growth. Advances are made against the line based on a lending formula on receivables and inventory. The line of credit is secured by all the Company's assets with interest payable at the bank's base rate (8.5% at June 29, 1997) plus 1/4%.

As of June 29, 1997 subsequent amendments to the agreement increased the maximum borrowings under the line of credit to $8 million. The Company had $3.7 million in excess availability on the line of credit at June 29, 1997. The Company believes that its resources are adequate to fund its operations through the end of fiscal 1998.

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

                           CAMBRIDGE SOUNDWORKS, INC.

BALANCE SHEETS

ASSETS                                                                               JUNE 30, 1996  JUNE, 29 1997
-------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash.............................................................................  $      87,421  $      58,043
  Accounts receivable, net.........................................................      2,431,670        719,855
  Income tax refund receivable.....................................................             --        404,434
  Inventories......................................................................     11,405,352     14,816,618
  Prepaid expenses.................................................................        187,247        181,150
  Deferred tax asset...............................................................        570,000        613,653
-------------------------------------------------------------------------------------------------------------------
  Total Current Assets.............................................................     14,681,690     16,793,753
-------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, AT COST:
  Production equipment and tooling.................................................        407,925        580,192
  Office equipment and furniture...................................................      1,148,610      1,367,080
  Leasehold improvements...........................................................      2,544,495      3,938,224
  Motor vehicles...................................................................        180,290        250,252
-------------------------------------------------------------------------------------------------------------------
                                                                                         4,281,320      6,135,748

  Less Accumulated depreciation and amortization...................................      1,135,478      1,995,287
-------------------------------------------------------------------------------------------------------------------
    Net Property and Equipment.....................................................      3,145,842      4,140,461
-------------------------------------------------------------------------------------------------------------------
OTHER ASSETS.......................................................................        302,880        163,990
-------------------------------------------------------------------------------------------------------------------
  Total Assets.....................................................................  $  18,130,412  $  21,098,204
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Borrowings under line of credit..................................................  $   3,395,557  $   1,915,713
  Accounts payable.................................................................      2,123,773      2,148,399
  Accrued expenses.................................................................        979,689        914,978
  Customer prepayments and other current liabilities...............................        270,707        735,279
-------------------------------------------------------------------------------------------------------------------
    Total Current Liabilities......................................................      6,769,726      5,714,369
-------------------------------------------------------------------------------------------------------------------
COMMITMENTS (Notes 5, 8 and 9)

STOCKHOLDERS' EQUITY:
  Preferred stock, no par value--
    Authorized -- 2,000,000 shares.................................................             --             --
  Common stock, no par value--
    Authorized -- 10,000,000 shares
    Issued and outstanding 2,889,399 shares and 3,803,027 shares at
    June 30, 1996 and June 29, 1997, respectively..................................     10,346,710     14,984,557
  Retained earnings................................................................      1,013,976        399,278
-------------------------------------------------------------------------------------------------------------------
    Total Stockholders' Equity.....................................................     11,360,686     15,383,835
-------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity.........................................  $  18,130,412  $  21,098,204
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                           CAMBRIDGE SOUNDWORKS, INC.

STATEMENTS OF OPERATIONS

                                        YEAR ENDED     SIX MONTHS     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                       DECEMBER 31,   ENDED JULY 2,     JULY 2,       JUNE 30,       JUNE 29,
                                           1994           1995           1995           1996           1997
-------------------------------------------------------------------------------------------------------------------
                                                                      (UNAUDITED)
NET SALES............................  $  19,431,892  $  15,014,837  $  26,927,699  $  43,585,017  $  51,285,380
COST OF GOODS SOLD...................     10,133,001      8,696,852     15,043,196     25,871,582     30,965,293
-------------------------------------------------------------------------------------------------------------------
  Gross profit.......................      9,298,891      6,317,985     11,884,503     17,713,435     20,320,087
-------------------------------------------------------------------------------------------------------------------
SALES AND MARKETING EXPENSES.........      6,890,254      5,829,589     10,406,100     14,253,742     18,320,541
GENERAL AND ADMINISTRATIVE
  EXPENSES...........................      1,616,323      1,182,245      2,196,623      2,061,351      2,217,765
ENGINEERING AND DEVELOPMENT
  EXPENSES...........................        669,179        403,773        760,590        679,637        586,901
-------------------------------------------------------------------------------------------------------------------
  Total expenses.....................      9,175,756      7,415,607     13,363,313     16,994,730     21,125,207
-------------------------------------------------------------------------------------------------------------------
  Income (loss) from operations......        123,135     (1,097,622)    (1,478,810)       718,705       (805,120)

INTEREST INCOME......................        187,241         23,078        164,735             --             --
INTEREST EXPENSE.....................         (5,225)       (13,325)       (15,343)      (300,870)      (219,578)
-------------------------------------------------------------------------------------------------------------------
  Income (loss) before provision
   (benefit) for income taxes........        305,151     (1,087,869)    (1,329,418)       417,835     (1,024,698)
PROVISION (BENEFIT) FOR INCOME
  TAXES..............................         98,000       (435,000)      (558,000)       167,000  $    (410,000)
-------------------------------------------------------------------------------------------------------------------
  Net income (loss)..................  $     207,151  $    (652,869) $    (771,418) $     250,835  $    (614,698)
-------------------------------------------------------------------------------------------------------------------
Net Income (Loss) per Common and
  Common Equivalent Share............  $         .08  $        (.23) $        (.27) $         .09  $        (.19)
-------------------------------------------------------------------------------------------------------------------
Weighted Average Number of Common and
  Common Equivallent Shares
  outstanding........................      2,461,169      2,872,617      2,869,626      2,922,323      3,193,692
-------------------------------------------------------------------------------------------------------------------


STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   COMMON STOCK                            TOTAL
                                            ---------------------------    RETAINED    STOCKHOLDERS'
                                               SHARES        AMOUNT        EARNINGS       EQUITY
-----------------------------------------------------------------------------------------------------
Balance, December 31, 1993................     1,456,580        334,750     1,208,859      1,543,609
  Initial public offering of common stock,
    net of issuance costs of $1,344,793...     1,410,000      9,935,207            --      9,935,207
  Exercise of stock options...............         5,000         16,800            --         16,800
  Net income..............................            --             --       207,151        207,151
-----------------------------------------------------------------------------------------------------
Balance, December 31, 1994................     2,871,580     10,286,757     1,416,010     11,702,767
  Exercise of stock options...............        17,244         57,940            --         57,940
  Net loss................................            --             --      (652,869)      (652,869)
-----------------------------------------------------------------------------------------------------
Balance, July 2, 1995.....................     2,888,824     10,344,697       763,141     11,107,838
  Exercise of stock options...............           575          2,013            --          2,013
  Net income..............................            --             --       250,835        250,835
-----------------------------------------------------------------------------------------------------
Balance, June 30, 1996....................     2,889,399  $  10,346,710  $  1,013,976  $  11,360,686
  Issuance of common stock, net of issuance
   costs of $156,649......................       912,294      4,632,895            --      4,632,895
  Exercise of stock options...............         1,334          4,952            --          4,952
  Net loss................................            --             --      (614,698)      (614,698)
-----------------------------------------------------------------------------------------------------
Balance, June 29, 1997....................  $  3,803,027  $  14,984,557  $    399,278  $  15,383,835


The accompanying notes are an integral part of these financial statements.

                           CAMBRIDGE SOUNDWORKS, INC.

STATEMENTS OF CASH FLOWS

                                              YEAR ENDED    SIX MONTHS    YEAR ENDED   YEAR ENDED   YEAR ENDED
                                             DECEMBER 31,  ENDED JULY 2,    JULY 2,     JUNE 30,     JUNE 29,
                                                 1994          1995          1995         1996         1997
---------------------------------------------------------------------------------------------------------------
                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................   $  207,151    $  (652,869)  $  (771,418) $   250,835  $  (614,698)
  Adjustments to reconcile net income (loss)
    to net cash used in operating
    activities--
    Depreciation and amortization..........      276,915        286,482       499,888      744,009    1,096,147
    Deferred (prepaid) income taxes........      233,000       (308,000)      100,000     (284,000)     (43,653)
    Changes in current assets and
     liabilities--
     Accounts receivable, net..............     (312,583)      (427,164)     (692,644)  (1,628,623)   1,711,815
     Income tax refund receivable..........     (667,000)       286,072      (380,928)     380,928     (404,434)
     Inventories...........................   (5,761,353)    (2,189,452)   (7,165,942)    (881,725)  (3,411,266)
     Prepaid expenses......................     (148,824)       164,622       207,569      (70,038)       6,097
     Preopening costs......................     (717,719)       560,114      (157,605)     157,605           --
     Accounts payable......................    2,192,488         (6,161)    2,304,890   (1,205,555)      24,626
     Accrued expenses......................      145,121       (131,269)      172,171      496,513      (64,711)
     Customer prepayments and other current
      liabilities..........................       59,575       (185,085)      (13,943)     161,589      464,572
---------------------------------------------------------------------------------------------------------------
        Net cash used in operating
         activities........................   (4,493,229)    (2,602,710)   (5,897,962)  (1,878,462)  (1,235,505)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment......   (2,136,742)      (850,943)   (2,698,048)  (1,224,649)  (2,090,766)
  Increase in other assets.................      (46,800)       (15,830)      (54,156)    (223,923)     138,890
----------------------------------------------------------------------------------------------------------------
        Net cash used in investing
         activities........................   (2,183,542)      (866,773)   (2,752,204)  (1,448,572)  (1,951,876)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line of credit, net.....           --             --            --    3,395,557   (1,479,844)
  Repayment of capital lease obligation....      (47,812)            --       (42,345)          --           --
  Sale of common stock, net of issuance
   costs...................................    9,935,207             --            --           --    4,632,895
  Exercise of stock options................       16,800         57,940        74,740        2,013        4,952
    Net cash provided by financing
     activities............................    9,904,195         57,940        32,395    3,397,570    3,158,003
NET (DECREASE) INCREASE IN CASH............    3,227,424     (3,411,543)   (8,617,771)      70,536      (29,378)
CASH, BEGINNING OF PERIOD..................      201,004      3,428,428     8,634,656       16,885       87,421
CASH, END OF PERIOD........................   $3,428,428    $    16,885   $    16,885  $    87,421  $    58,043
----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid during the period for--
   Income taxes............................   $  561,563    $    77,500   $   157,500  $   145,500  $    66,100
----------------------------------------------------------------------------------------------------------------
   Interest................................   $    5,225    $    13,325   $    14,490  $   276,454  $   233,257
----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                           CAMBRIDGE SOUNDWORKS, INC.

Notes to Financial Statements
(Including Data Applicable to Unaudited Periods)

Note 1 Operations and Significant Accounting Policies

Cambridge SoundWorks, Inc. (the Company) was organized in 1988. The Company designs and manufactures speakers for stereo, home theater and multimedia computers. The Company markets its products and sells other audio and video components through its mail-order catalog, Company-owned retail stores and other methods of distribution, including large retail chains throughout the United States.

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

(b) Credit Card Policy

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

The Company pays fees to third-party credit card companies. These fees range from .75% to 3.75% of the amount financed. These fees were approximately $371,000, $198,000, $423,000, $597,000 and $963,000 for the years ended
December 31, 1994, for the six-month period ended July 2, 1995, and for the years ended July 2, 1995, June 30, 1996 and June 29, 1997 respectively, and are included in selling and marketing expenses in the accompanying statements of operations.

(c) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                                                       JUNE 30,       JUNE 29,
                                                                                         1996           1997
------------------------------------------------------------------------------------------------------------------
Raw materials and work-in-process..................................................  $   3,823,302  $   3,010,897
Finished goods.....................................................................      7,582,050     11,805,721
------------------------------------------------------------------------------------------------------------------
                                                                                     $  11,405,352  $  14,816,618
------------------------------------------------------------------------------------------------------------------
                                                                                     -------------  -------------

Inventories consist of materials, labor and overhead.

(d) Prepaid Expenses

The Company offers its products and those of others directly to consumers through its mail-order catalog. Direct mail costs related to catalog mailings, including printing and postage, which constitute direct-response advertising, are classified as prepaid expenses and are expensed over the estimated useful life of each catalog, typically two to six months, commencing on the date of the mailing.

(e) Preopening Costs

Throughout fiscal 1995 and during the first half of fiscal 1996, the Company opened numerous retail stores. The Company incurred direct costs prior to the opening of these new stores and amortized the preopening costs over periods of up to nine months.

(f) Depreciation and Amortization

The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:

                                                                                                ESTIMATED USEFUL
ASSET CLASSIFICATION                                                                                  LIFE
------------------------------------------------------------------------------------------------------------------
Production equipment and tooling............................................................       3--5 Years
Office equipment and furniture..............................................................       5 Years
Leasehold improvements......................................................................       Life of lease
Motor vehicles..............................................................................       3 Years

(g) Customer Prepayments

Advance payments received from customers are classified as customer prepayments and recognized as revenue when the products are shipped.

(h) Revenue Recognition and Warranty Costs

The Company recognizes revenue from product sales, net of estimated future sales returns, at the time of shipment. The Company has not provided for any warranty reserves, as warranty costs incurred by the Company have not been significant.

(i) Net Income (Loss) per Common and Common Equivalent Share

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

On March 3, 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. When adopted, the statement will require restatement of prior years' earnings per share. The Company will adopt this statement for its fiscal year ended June 28, 1998. The Company believes that the adoption of SFAS No. 128 will not have a material effect on its financial statements.

(j) Engineering and Development Expenses

Engineering and development expenses are charged to operations as incurred.

(k) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. This credit risk with respect to accounts receivable relates primarily to the following customers to whom the Company has substantial sales.

                                                                                                        PERCENTAGE OF ACCOUNTS
                                                                                                         RECEIVEABLE CUSTOMERS
                                                                                                        A          B          C
-----------------------------------------------------------------------------------------------------------------------------------
Year Ended June 30, 1996..........................................................................         85%        --         --
Year Ended June 29, 1997..........................................................................          3%        13%       36%
-----------------------------------------------------------------------------------------------------------------------------------

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

Note 2 Significant Customers

During the six-month period and years ended July 2, 1995 and June 30, 1996, one customer accounted for approximately 23%, 13% and 22% of net sales, respectively. This customer accounted for substantially all of the Company's accounts receivable at June 30, 1996. During the years ended December 31, 1994 and June 29,1997, there were no customers that accounted for greater than 10% of net sales.

                           CAMBRIDGE SOUNDWORKS, INC.

NOTE 3 LINE OF CREDIT

In April 1995, the Company entered into a $5 million demand discretionary line of credit (line of credit) with The First National Bank of Boston. As of June 29, 1997, subsequent amendments to the agreement increased the maximum borrowings under the line of credit to $8 million based upon certain percentages of eligible accounts receivable and inventory, as defined. The line of credit is secured by all assets of the Company. Borrowings under the line of credit accrue interest at the bank's prime rate (8.5% at June 29, 1997) plus .25%. Based on the line of credit lending formula, as defined, the Company had available for borrowing, approximately $3.7 million at June 29, 1997.

NOTE 4 INCOME TAXES

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, the Company recognizes a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences to the extent they are realizable.


The provision (benefit) for income taxes consists of the following:

                                                                               SIX-MONTH
                                                                    YEAR        PERIOD       YEAR        YEAR         YEAR
                                                                    ENDED        ENDED       ENDED       ENDED        ENDED
                                                                  DEC. 31,      JULY 2,     JULY 2,    JUNE 30,     JUNE 29,
IN THOUSANDS                                                        1994         1995        1995        1996         1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                          (UNAUDITED)
Current--
  Federal......................................................   $    (104)   $    (107)  $    (508)  $     345    $    (281)
  State........................................................         (31)         (20)       (150)        106          (85)
--------------------------------------------------------------------------------------------------------------------------------
                                                                       (135)        (127)       (658)        451         (366)
--------------------------------------------------------------------------------------------------------------------------------
Deferred--
  Federal......................................................         196         (266)         61        (216)         (33)
  State........................................................          37          (42)         39         (68)         (11)
--------------------------------------------------------------------------------------------------------------------------------
                                                                        233         (308)        100        (284)         (44)
--------------------------------------------------------------------------------------------------------------------------------
Total
provision (benefit)............................................   $      98    $    (435)  $    (558)  $     167    $    (410)
--------------------------------------------------------------------------------------------------------------------------------

Pursuant to the provisions of SFAS No. 109, as of June 30, 1996 and June 29, 1997, the Company recorded deferred tax assets of approximately $570,000 and $614,000, respectively. These deferred tax assets primarily result from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The sources of these differences and the approximate amount of each are as follows:

                                                                                             JUNE 30,    JUNE 29,
                                                                                               1996        1997
--------------------------------------------------------------------------------------------------------------------
Inventory reserve.........................................................................  $  244,000  $  216,000
Net operating loss carryforward and other credit carryforwards............................      66,000      45,000
Other reserves............................................................................      97,000     103,000
Depreciation..............................................................................     175,000     350,000
Valuation allowance.......................................................................     (12,000)   (100,000)
--------------------------------------------------------------------------------------------------------------------
                                                                                            $  570,000  $  614,000
--------------------------------------------------------------------------------------------------------------------
                                                                                            ----------  ----------

At June 29, 1997, the Company had available net operating loss carry forwards of approximately $96,000. These Net operating loss carry forwards may be used to reduce future taxable income, if any. These carry forwards expire through 2012 and are subject to review and possible adjustment by the appropriate taxing authorities.

Due to the uncertainty of the realization of certain of these potential tax benefits, the Company has recorded a valuation allowance against a portion of its deffered tax assets.

    A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                                              SIX-MONTH
                                                                 YEAR          PERIOD        YEAR         YEAR         YEAR
                                                                 ENDED          ENDED        ENDED        ENDED        ENDED
                                                             DECEMBER 31,      JULY 2,      JULY 2,     JUNE 30,     JUNE 29,
                                                                 1994           1995         1995         1996         1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
Statutory tax rate........................................          34.0%         (34.0)%      (34.0)%       34.0%       (34.0)%
State taxes, net of federal benefit.......................           6.3           (6.3)        (6.3)         6.3         (6.3)
Research and development credits..........................          (8.2)            --         (1.7)          --           --
Other.....................................................            --            0.3           --         (0.3)         0.3
----------------------------------------------------------------------------------------------------------------------------------
Effective tax rate........................................          32.1%         (40.0)%      (42.0)%       40.0%       (40.0)%
----------------------------------------------------------------------------------------------------------------------------------

NOTE 5 COMMITMENTS

The Company conducts its operations in leased facilities and leases certain equipment under operating lease agreements. These operating leases expire through December 2011. Future minimum lease payments under these operating leases are approximately as follows:

FISCAL YEAR                                                                               AMOUNT
-----------------------------------------------------------------------------------------------------
1998.................................................................................   $  3,083,000
1999.................................................................................      3,063,000
2000.................................................................................      2,554,000
2001.................................................................................      2,435,000
2002.................................................................................      2,466,000
Thereafter...........................................................................      8,919,000
------------------------------------------------------------------------------------------------------
                                                                                       $  22,520,000

The Company is also obligated to pay for certain operating and other expenses in accordance with the terms of its various leases.

Total rent expense under these leases for the years ended December 31, 1994, the six-month period ended July 2, 1995 and the years ended July 2, 1995, June 30, 1996 and June 29, 1997 was approximately $320,000, $576,000,
$799,000, $1,929,000 and $2,886,000 respectively.

Note 6 Stockholders' Equity

(a) Issuance of Common Stock

The Company entered into a Common Stock and Warrant Purchase Agreement dated as of February 20, 1997 (the Purchase Agreement), with Creative Technology, Ltd., a Singapore corporation. Pursuant of the terms of the Purchase Agreement, the Company sold and issued to Creative Technology, Ltd. (i) 912,294 shares of common stock of the Company at a purchase price of $5.25 per share, and (ii) a warrant to purchase 257,314 shares of common stock of the Compnay at an exercise price of $6.00 per share at a purchase price of $1,000 in the aggregate.

(b) Preferred Stock

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

(c) Stock Option Plans

The Company's 1993 Stock Option Plan as amended (the 1993 Plan) is administered by the Board of Directors and authorizes the Company to issue options to purchase up to 620,000 shares that have been reserved by the Company. Under the terms of the 1993 Plan, the Company may grant employees either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock, at a price not less than the fair market value at the date of grant, which vest over periods determined by the Board of Directors. In addition, the Company may grant nonqualified options to nonemployees.

                           CAMBRIDGE SOUNDWORKS, INC.

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

The following table summarizes stock option activity under the stock option plans for the years ended December 31, 1994 the six-month period ended July 2, 1995 and the years ended June 30, 1996 and June 29, 1997:

                                                                                        NUMBER    WEIGHTED AVERAGE
                                                                                      OF SHARES     OPTION PRICE
--------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1993......................................................      22,244      $    3.36
  Granted...........................................................................     101,120           8.01
  Terminated........................................................................     (21,440)          8.00
  Exercised.........................................................................      (5,000)          3.36
--------------------------------------------------------------------------------------------------------------------
Outstanding, December 31,1994.......................................................      96,924           7.19
  Granted...........................................................................     169,200           4.12
  Terminated........................................................................     (18,320)          6.14
  Exercised.........................................................................     (17,244)          3.36
--------------------------------------------------------------------------------------------------------------------
Outstanding, July 2, 1995...........................................................     230,560           5.42
  Granted...........................................................................     356,780           4.86
  Terminated........................................................................    (142,190)          5.40
  Exercised.........................................................................        (575)          3.50
--------------------------------------------------------------------------------------------------------------------
Outstanding June 30, 1996...........................................................     444,575           5.01
  Granted...........................................................................     187,820           4.01
  Terminated........................................................................     (50,795)          5.82
  Exercised.........................................................................      (1,334)          3.71
--------------------------------------------------------------------------------------------------------------------
Outstanding June 29, 1997...........................................................     580,266      $    3.92
--------------------------------------------------------------------------------------------------------------------
Exercisable, June 29, 1997..........................................................     230,235      $    4.81
--------------------------------------------------------------------------------------------------------------------

The range of actual exercise prices for options outstanding and options excercisable as of June 29, 1997 was $3.50 to $8.02.

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for its employees under the Accounting Principles Board Option No. 25 and elect the disclosure-only alternative under SFAS No. 123 for stock-based compensation awarded in 1996 and 1997 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The underlying assumptions used are as follows:

                                                                                                      YEARS ENDED
                                                                                                ------------------------
                                                                                                 JUNE 30,     JUNE 29,
                                                                                                   1996         1997
------------------------------------------------------------------------------------------------------------------------
Risk-free interest rate.......................................................................        6.13%        6.51%
Expected dividend yield.......................................................................          --           --
Expected lives................................................................................           7            7
Expected volatility...........................................................................        60.1%        60.1%
Weighted average remaining contractual life of options outstanding (years)....................         8.5          8.6

The weighted average grant date fair value of options granted during the years ended June 29, 1997 and June 30, 1996 under these plans is $3.15 and $2.68, respectively. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, pro forma net loss and net loss per share would have been:

                                                      JUNE 30,                 JUNE 29,
                                                       1996                     1997
------------------------------------------------------------------------------------------
Net income (loss)--
  As reported......................................  $250,835             $  (614,698)
  Pro forma........................................  (21,011)              (1,137,701)
Net income (loss) per share--
  As reported......................................      .09                     (.19)
  Pro forma........................................     (.01)                    (.36)


Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Simultaneous with the Common Stock and Warrant Purchase Agreement, the Company entered into an exclusive distribution agreement with Creative Technologies Ltd. which has a life of three years.

The Warrant has been valued at approximately $385,000 using the fair value method approach as prescribed in SFAS 123. The Warrant value will be amortized over the life of the relevant distribution agreement.

Note 7 Accrued expenses

Accrued expenses consist of the following:


                                                                                             JUNE 30,    JUNE 29,
                                                                                               1996        1997
-------------------------------------------------------------------------------------------------------------------
Marketing Expenses........................................................................  $  192,294  $  400,296
Other.....................................................................................     787,395     514,682
-------------------------------------------------------------------------------------------------------------------
                                                                                            $  979,689  $  914,978
-------------------------------------------------------------------------------------------------------------------

Note 8 Related Parties

In February 1994, the Company entered into a License Agreement with Henry Kloss, a stockholder of the Company, whereby the Company and Mr. Kloss's name on its products. The License Agreement between the Company and Mr. Kloss provided that the Company has the perpetual right to use his name on products that Mr. Kloss designed or had a substantial role in designing, subject to termination, as to any product whose appearance or performance specifications are materially changed by the Company without Mr. Kloss's consent. Upon termination of Mr. Kloss's employment, as described above, the Company could not thereafter use his name generically or in connection with a product unless the Company had previously done so, unless Mr. Kloss consents to such use. Under this agreement, the Company was not required to make any payments to Mr. Kloss for the right to use his name.

In April 1996, the Company entered into a Consulting Agreement with Henry Kloss, with respect to the selection and design by the Company for current and future products, expiring in September 1999. Pursuant to the Consulting Agreement, the Employment Agreement between the Company and Mr. Kloss was effectively terminated, with no additional payments due. The Consulting Agreement called for annual payments to Mr. Kloss of $330,000 plus certain fringe benefits, such as described therein through September 1996 with annual payments thereafter of $110,000, plus certain fringe benefits, as described therein from September 1996 through September 1999.

Effective September 30, 1996, Henry Kloss terminated the Consulting Agreement dated April 24, 1996 which he had entered into with the Company to provide general and specific advice, counsel and assistance to the Company with respect to the selection and design by the Company of its current and future products. At the same time, Mr. Kloss notified the Company of his intention not to stand for reelection as a Director. Mr. Kloss continues on an informal basais to act as a consultant to the Company for which he is paid $10,565 per month but for which there is no formanl written agreement. This arrangement can be terminated by either party at will. Mr. Kloss, former Chairman of the Board of Directors of the Company and former Director of Product Development provided consulting services to the Company during year ended June 29, 1997 for which he has received $179,000 from the company.

                           CAMBRIDGE SOUNDWORKS, INC.

Note 9 Employment Agreements

On February 14, 1997 the Company entered into a three year agreement with Thomas J. DeVesto (the Employment Agreement) employing him in the capacity as President and Chief Executive Officer. Pursuant to the Employment Agreement, which provides for an initial salary of no less than $385,000, with such adjustments thereto after the first year which the Board of Directors may approve. Mr. DeVesto is also entitled to certain fringe benefits, including the right to participate in all bonus and benefit programs that the Company makes available to its employees and an annual $8,000 car allowance. The Employment Agreement may be terminated by any party on six month's prior notice for any reason in which event Mr. DeVesto is entitled to a payment equal to his then annual salary in consideration for an agreement not to compete for one year following the termination of employment.

Note 10 Benefit Plan

During fiscal 1996, the Company adopted the Cambridge SoundWorks 401(k) Plan (the Plan), a voluntary savings plan for all eligible employees, as defined. The Plan is a qualified benefit plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants may contribute a certain percentage of their annual compensation, up to a defined maximum. The Company may, but is not obligated to, make a matching contribution up to a certain percentage of each participant's contribution. For the year ended June 30, 1996 and June 29, 1997, the Company did not make a matching contribution to the Plan.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Cambridge SoundWorks, Inc.:

We have audited the accompanying balance sheets of Cambridge SoundWorks, Inc. (a Massachusetts corporation) as of June 30, 1996 and June 29, 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1994, the six-month period ended July 2, 1995 and the years ended June 30, 1996 and June 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge SoundWorks, Inc. as of June 30, 1996 and June 29, 1997, and the results of its operations and its cash flows for the year ended December 31, 1994, for the six-month period ended July 2, 1995 and for the years ended June 30, 1996 and June 29, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
July 28, 1997

BOARD OF DIRECTORS

Thomas J. DeVesto              President, Chief Executive     Cambridge SoundWorks, Inc.
                               Officer

Thomas E. Brew, Jr.            President, Chief Executive     Kurzweil Applied
                               Officer                        Intelligence, Inc.

Franklin S. Browing, Jr.       Business Consultant

Leo Kahn                       Partner                        United Properties

Craig L. McHugh                Vice President, General        Creative Labs, Inc.
                               Manager

Peter B. Seamans               Partner                        Peabody & Arnold


EXECUTIVE OFFICERS

Thomas J. DeVesto                              President, Chief Executive Officer
Wayne P. Garrett                               Vice President--Finance, Chief Financial Officer
Thomas J. Hannaher                             Vice President--Marketing
Robert S. Mainiero                             Vice President--Business Development
Sandy Ruby                                     Vice President--Retail

                                                Stock Data
CORPORATE INFORMATION

Corporate Offices
                                                Cambridge SoundWorks, Inc., is traded on the NASDAQ
Cambridge SoundWorks, Inc.                      National Market System under the symbol HIFI.
311 Needham Street
Newton, MA 02164                                Annual Meeting
(617) 332-5936
(617) 332-9229 Fax                              The annual meeting of shareholders will be held on November 4, 1997 at 11:00 a.m. at the Company's headquarters, 311 Needham Street,
Legal Counsel                                   Newton, MA 02164

Peabody & Arnold                                Press Releases and Quarterly Results
Boston, Massachusetts
                                                Press releases including quarterly financial results are available by fax to
Independent Accountants                         all shareholders immediately upon their release, free of charge, by calling
                                                PR Newswire's Company News On Call at 1-800-758-5804 (ext. 114553)
Arthur Andersen LLP                             or through access on the Internet at http://www.prnewswire.com.
Boston, Massachusetts

Transfer Agent                                  Form 10-Q and 10-K

State Street Bank and Trust Company             The Company's quarterly and annual reports to the Security and
c/o Boston EquiServe                            Exchange Commission are filed electronically on Form 10-Q and 10-K,
P. O. Box 8200                                  respectively. These reports can be accessed on the Internet at
Canton, MA 02021                                http://www.sec.gov or can be obtained, free of charge, by phoning or
(617) 575-2000                                  writing to the Company or its Investor Relations counsel.

Investor Relations                              Internet Site

John H. Swanson                                 The Company's Internet site may be accessed at the following address:
Swanson Communications, Inc.                    http:// www.hifi.com.
234 5th Avenue
New York, NY 10001
(212) 683-4890
(212) 679-1184 Fax


                                        CAMBRIDGE
                                       SoundWorks
                                CAMBRIDGE SOUNDWORKS, INC.
                                    311 NEEDHAM STREET
                                     NEWTON, MA 02164